NOTICE OF FULL REDEMPTION TO THE HOLDERS OF
RELX CAPITAL INC.
3.125% SENIOR NOTES DUE 2022
(CUSIP Nos: 758202AH8, 758202AK1 and U75759AA5)
Date: December 20, 2019

NOTICE IS HEREBY GIVEN, by RELX Capital Inc., a Delaware corporation (the “Company”), to all holders (the “Holders”) of the Company’s 3.125% Senior Notes due 2022 (the “Notes”), pursuant to Sections 106 and 1105 of the Indenture, dated as of October 16, 2012, as amended and supplemented by the First Supplemental Indenture (collectively, the “Indenture”), among the Company (formerly Reed Elsevier Capital Inc.), RELX PLC (formerly Reed Elsevier PLC and also successor to RELX NV), and The Bank of New York Mellon, as Trustee, Paying Agent, Transfer Agent and Securities Registrar, as follows:

1.

On January 30, 2020 (the “Redemption Date”), pursuant to Article Eleven of the Indenture and the section “Optional Redemption” of the Notes, the Company will redeem in full all $950,000,000 aggregate principal amount of its outstanding Notes under CUSIP Nos. 758202AH8, 758202AK1 and U75759AA5, for an aggregate redemption price (the “Redemption Price”) to be determined pursuant to the terms of the Indenture and the Notes as the greater of:

•	100% of the principal amount and premium, if any; and
•

the sum of the present values of the Remaining Scheduled Payments, discounted, on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate, plus 25 basis points, together with accrued but unpaid interest, if any, to but not including, the Redemption Date.

2.	The Notes called for redemption must be surrendered to the Paying Agent to collect the Redemption Price. The Notes may be surrendered at the following office of the Paying Agent:

The Bank of New York Mellon
240 Greenwich Street  – 7E

New York, New York 10286
Attention: Corporate Trust

3.	On the Redemption Date, the Redemption Price will become due and payable upon each Note being called for redemption, and interest thereon shall cease to accrue on and after the Redemption Date.
4.

No representation is made as to the accuracy of the CUSIP numbers either as printed on the Notes or as set forth in this Notice of Redemption and reliance may be placed only on the other identification numbers printed on the Notes. The redemption of the Notes shall not be affected by any defect in or omission of such numbers.

5.	Capitalized terms used herein and not defined shall have the meaning assigned to such term in the Indenture and the Notes, as applicable.

RELX CAPITAL INC.

December 20, 2019